UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Atento S.A.

(Name of Issuer)

Ordinary Shares, no nominal value per share

(Title of Class of Securities)

L0427L 105

(CUSIP Number)

June 22, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0427L 105	13G

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Atalaya Luxco PikCo S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,702,785 ordinary shares (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,702,785 ordinary shares (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,785 ordinary shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.26% (a) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(a)

The percentage is calculated using the 75,406,357 ordinary shares outstanding as disclosed in the Issuer’s annual report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission on April 17, 2020.

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2015, as amended on February 14, 2018 (the “Schedule 13G”). Terms defined in the Schedule 13G and used herein are as so defined in the Schedule 13G.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 1(b) Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Issuer are located at 1 rue Hildegard Von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg.

Item 4 Ownership:

(a) Amount beneficially owned

This Schedule 13G is being filed on behalf of PikCo. As of the close of business on June 22, 2020, 1,702,785 Ordinary Shares of the Issuer, representing 2.26% of the Issuer’s outstanding Ordinary Shares, were held directly by PikCo.

(b) Percent of class: See Item 4(a) hereof.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0.

(ii) shared power to vote or to direct the vote: 1,702,785.

(iii) sole power to dispose or to direct the disposition of: 0.

(iv) shared power to dispose or to direct the disposition of: 1,702,785.

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 9, 2020

Atalaya Luxco PIKco S.C.A.

By:	/s/ Jay P. Corrigan
Name:	Jay P. Corrigan
Title:	Authorized Signatory